10 September 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 500,000 Reed Elsevier PLC ordinary shares at a price of 601.6668p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 36,396,298 ordinary shares in treasury, and has 1,217,954,067 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 289,519 Reed Elsevier NV ordinary shares at a price of €10.5402 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 25,222,310 ordinary shares in treasury, and has 699,477,197 ordinary shares in issue (excluding treasury shares).